John E. Lushefski								EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 19,785 shares in the Company's 401(k) plan, and 17,474 shares in the Company's Salary and Bonus Deferral Plan. The Reporting Person alsodirectly holds 38,221 shares and 8,793 shares of unvested Restricted Stock, which may vest over the next three years.

Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase
34,000 shares of the Issuer's Common Stock at $16.87 per share.

The Reporting Person was granted an option on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 50,000 shares of the Issuer's Common Stock at $12.24 per share.

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 28,000 shares of the Issuer's Common Stock at $11.68 per share.